Exhibit 99.9

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	26	05	2004

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,775	540
Nominal value of each share	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£3.36	£3.75

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mrs Susan Clark	Ordinary	230

Address
33 Thorpland Avenue Uxbridge Middlesex
UK postcode UB10 8TW

Name	Class of shares allotted	Number allotted
Mr Steven Wrigglesworth	Ordinary	461
Address
86 Hartside Crescent Hadston Morpeth
UK postcode NE65 9YE

Name	Class of shares allotted	Number allotted
Mr Denis Bray	Ordinary	361
Address
106 Woodlands Navan County Meath IRELAND
UK postcode

Name	Class of shares allotted	Number allotted
Mr Paul Halpin	Ordinary	723
Address
Mooneystown Drumconrath Navan County Meath, IRELAND
UK postcode

Please enter the number of continuation sheets (if any) attached to this form	2

Signed	Date

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Jack Stanely Taylor	Ordinary	360

Address
82 Cemetery Road Houghton Regis Bedfordshire
UK postcode LU5 5DE

Name	Class of shares allotted	Number allotted
Mr David Michael Liddle	Ordinary	180
Address
9 Drove Road Throckley Newcastle on Tyne
UK postcode NE15 9DS

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form	2

Signed	/s/ M J White	Date 26/5/04
M J White
secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform